Exhibit 99.1

Eastern International Ltd. Won the Bid for Its First Wind Power Construction Project Worth RMB 91.52 Million (Approx. USD 13.02 Million), Officially Marking Its Entry into the Wind Power Construction Sector

HANGZHOU, China, January 26, 2026 /PRNewswire/ — Eastern International Ltd. (“Eastern International” or the “Company”) (NASDAQ: ELOG), a provider of domestic and cross-border professional logistic services and construction services including project logistic, general logistic and new energy infrastructure construction, today announced that its wholly-owned subsidiary, Guizhou Tianrun Zhicheng Construction Engineering Co., Ltd. (“Guizhou Tianrun”), has successfully won the bids for two key construction packages for the Hongze 62.5 MW Wind Farm Project (the “Project”), with the total awarded price of RMB 91.52 million (approximately USD 13.02 million). The successful bids for these projects mark the Company’s official entry into wind power construction sector. As the Company’s first wind power construction project, it represents a significant milestone in the development journey of the Company.

The two awarded projects are as follows: (1) Roadworks, lifting platform construction, and land reclamation for the 62.5 MW Wind Farm Project with an award price of RMB 79.52 million (approximately USD 11.31 million) and (2) Substation Civil Construction Works for the EPC Turnkey Project for the 62.5 MW Wind Farm Project with an award price of RMB 12 million (approximately USD 1.71 million). The total award price of the two bid awards is RMB 91.52 million (approximately USD 13.02 million).

Mr. Lin Tan, Chief Operating Officer of Eastern International Ltd., commented, “These successful bids and the achievement of the first breakthrough in the wind power construction sector are crucial strategic move for the Company. Eastern International will adhere to the high standards for this first wind power construction project and plan and manage the construction scientifically to ensure comprehensive control over project quality, safety, and schedule. The Company is fully committed to delivering a high-quality project for our clients and establishing a strong reputation in the wind power construction field. These projects will also open new growth opportunities for the Company in the new energy infrastructure construction sector, enable the Company to further participate in the national green energy system development and advance the implementation of sustainable development of the economy.”

About Eastern International Ltd.

Eastern International Ltd. (NASDAQ: ELOG) is a holding company incorporated in the Cayman Islands. The Company, through Suzhou TC-Link Logistics Co., Ltd. (“Suzhou TC-Link”) and Hangzhou TC-Link Logistics Supply Chain Management Co., Ltd., both wholly owned subsidiaries of the Company, provide domestic and cross-border professional logistic and construction services including project logistic, general logistic and new energy infrastructure construction. Suzhou TC-Link was established on January 9, 2006, in Jiangsu Province, China. Suzhou TC-Link has obtained the internationally recognized IS09001 certificate of high-quality service (2015 standard). Eastern International has 7 wholly owned subsidiaries and 5 warehouses/logistic centers and 3 branch offices in China which operating network covers key cities in mainland China, Hong Kong, Southeast Asia and Central Asia. For more information, please visit https://www.elogint.com

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the final prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Eastern International specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contacts:

Eastern International Ltd.

Mr. Lin Tan

Tel: +86 0571-82356096

Email: ir@elogint.com